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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended September 30, 2002

E.ON AG
E.ON UK Verwaltungs GmbH
E.ON UK Public Limited Company
Powergen plc
Powergen US Holdings Limited
Powergen US Investments
Ergon US Investments
Powergen Luxembourg sarl
Powergen Luxembourg Holdings sarl
Powergen Luxembourg Investments sarl
Powergen US Investments Corp.
(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Ulrich Hueppe
General Counsel, Executive Vice President
Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

POWERGEN PLC

FORM U-9C-3
For the Quarter Ended September 30, 2002

Table of Contents

i

        This report covers the quarter ended September 30, 2002.

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business
E.ON AG+	(a)	6/16/00	Germany	n/a	Holding Company
E.ON UK Verwaltungs GmbH+	(a)	5/5/00	Germany	100%	Holding Company
E.ON UK Public Limited Company+	(a)	5/13/77	England and Wales	100%	Holding Company
Powergen plc	(a)	6/19/98	England and Wales	n/a	Holding Company
Powergen US Holdings Limited	(a)	4/22/99	England and Wales	100%	Holding Company
Powergen US Investments	(a)	3/13/90	England and Wales	100%	Holding Company
Powergen Luxembourg sarl	(a)	12/4/00	Luxembourg	100%	Holding Company
Powergen Luxembourg Holdings sarl	(a)	12/2/00	Luxembourg	100%	Holding Company
Powergen Luxembourg Investments sarl**	(a)	12/2/00	Luxembourg	100%	Holding Company
Powergen US Investments Corp.***	(a)	12/2/00	Delaware	100%	Holding Company
LG&E Energy Corp.	(a)	11/14/89	Kentucky	100%	Holding Company (exempt)
LG&E Energy Marketing Inc.	Energy	4/18/84	Oklahoma	100%	Power Marketing
Woodlands Technology, LLC	Energy	—	Texas	15%	Development of software for energy-marketing activities
LG&E Capital Corp. (LCC)	(a)	4/26/91	Kentucky	100%	Non-Utility Holding Company
LG&E Credit Corp.	Energy	7/11/97	Kentucky	100%	Consumer Lending Services
LNGCL Inc.	*	4/3/92	Delaware	100%	Inactive
LNGCG Inc.	*	4/3/92	Delaware	100%	Inactive
LG&E Home Services Inc.	Energy	1/22/96	Kentucky	100%	Appliance Repair and Warranty

+
Acquisition of Powergen plc by E.ON AG was effective July 1, 2002.

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

**
Dissolved November 19, 2002

***
As of November 19, 2002, this entity is wholly owned by Powergen Luxembourg sarl gp
general partnership interest

lp
limited partnership interest

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held		Nature of Business
Airborne Pollution Control Inc.****	Energy	12/10/98	Alberta, Canada	4.9%		Pollution and Waste Control Technology
LG&E Enertech Inc.	Energy	12/21/95	Kentucky	100%		Engineering, Energy Management and Consulting Services
LG&E Enertech Texas LLC	Energy	12/27/01	Kentucky	100%		Engineering, Energy Management and Consulting Services and Investor in Enertech Energy Development L.P.
Enertech Energy Development L.P.	Energy	12/31/01	Texas	1 49	% gp % lp	Engineering, Energy Management and Consulting Services and Owner of HVAC Plant
FSF Minerals Inc.	Energy	12/28/98	Kentucky	100%		Owner of Coal Reserves
LG&E Capital Trimble County LLC	Energy	4/6/01	Delaware	100%		Lease and purchase of combustion turbine
LG&E Energy Privatization Services	*	7/13/98	Kentucky	100%		Inactive Inc.
LG&E International Inc.	Energy	11/8/93	Delaware	100%		Management and Holding Company
LG&E Power Services LLC		6/29/01	Delaware	100%		Power facilities management and operations
WKE Corp.	(a)	5/1/98	Kentucky	100%		Investment Holding Company
LCC LLC	Energy	3/2/99	Kentucky	100%		Owns Options on Mineral Rights
FCD LLC	Energy	2/17/00	Kentucky	100%		Owns Options and Actual Riparian Rights
Excalibur Development LLC	*	2/17/00	Kentucky	100%		Inactive
LG&E Power Inc.	(a)	5/7/80	Delaware	100%		Holding Company for Non-Utility Investments
LG&E Power Engineers and Constructors Inc.	*	3/5/80	California	100%		Engineering and Project Inc. Management (Inactive)
LG&E Power Constructors Inc.	*	6/29/81	California	100%		Inactive
Ultraclean Incorporated	*	8/1/84	California	100%		Inactive

(a)
Directly or indirectly holds securities in energy related companies

*
Inactive

****
Acquired during the reporting period

gp
general partnership interest

lp
limited partnership interest

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held		Nature of Business
LG&E Power Operations Inc.	Energy	6/8/82	California	100%		Power Project Ownership, Management & Development
LG&E/Kelso Power Partners L.P.	*	unknown	California	2 49	% gp % lp	Inactive
HD/WS Corporation	*	12/11/85	California	100%		Inactive
LG&E-Westmoreland Rensselaer	*	6/15/92	California	50%		Inactive
LG&E Power 5 Incorporated	*	3/31/83	California	100%		Inactive
Babcock-Ultrapower West Enfield	*	unknown	California	17	% gp	Inactive
LG&E Power 6 Incorporated	*	9/14/93	California	100%		Inactive
Babcock-Ultrapower Jonesboro	*	unknown	California	17	% gp	Inactive
LG&E Power 14 Incorporated	*	4/6/89	California	100%		Inactive
LG&E Power 14-Buena Vista	*	unknown	California	45	% gp	Inactive
LG&E Power 16 Incorporated	(a)	8/3/99	California	100%		Indirect Owner of Generation Facilities
LG&E Power Roanoke Incorporated	(a)	8/3/89	California	100%		Indirect Owner of Generation Facilities
LG&E Roanoke Valley LP	(a)	3/14/90	California	1 99	% gp(1) % lp(2)	Indirect Owner of Generation Facilities
LG&E Power 18 Incorporated	*	6/9/88	California	100%		Inactive
LG&E Erie Partner Incorporated	*	11/16/90	California	100%		Inactive
Erie Power Partners L.P.	*	unknown	California	1 49	% gp % lp	Inactive
LG&E Power 21 Incorporated	(a)	11/16/90	California	100%		Indirect Owner of Generation Facilities
LG&E Power 21 Wind Incorporated	(a)	12/23/93	California	100%		Indirect Owner of Generation Facilities
LG&E Power 21 L.P.	(a)	12/27/93	California	1 99	% gp(3) % lp(4)	Indirect Owner of Power Generation Facilities

(1)
directly held by LG&E Power 16 Incorporated

(2)
directly held by LG&E Power Roanoke Incorporated

(3)
directly held by LG&E Power 21 Incorporated

(4)
directly held by LG&E Power 21 Wind Incorporated

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

gp
general partnership interest

lp
limited partnership interest

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held		Nature of Business
LG&E Power 22 Incorporated	*	11/16/90	California	100%		Inactive
LG&E Power 29 Incorporated	*	11/16/93	California	100%		Inactive
LG&E Power 31 Incorporated	(a)	12/19/94	California	100%		Indirect Owner of Generation Facilities
LQ GP, LLC	(a)	3/17/01	Delaware	50%		Indirect Owner of Generation Facilities
LG&E Power 31 Wind Incorporated	(a)	12/19/94	California	100%		Indirect Owner of Generation Facilities
LG&E Power 31 L.P.	(a)	12/94	California	1 99	% gp(5) % lp(6)	Indirect Owner of Generation Facilities
LQC LP LLC	(a)	3/17/01	Delaware	33 1/3%		Indirect Owner of Generation Facilities
LG&E Power 25 Incorporated	*	12/1/95	Delaware	100%		Inactive
LG&E Power 26 Incorporated	*	12/1/95	Delaware	100%		Inactive
American Power Incorporated	*	4/9/89	California	100%		Former Investor in EWG
LG&E Power Development Inc.	Energy	12/12/84	California	100%		Development of QFs and EWGs
LG&E Crown Inc.	Gas	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
LG&E Minor Facilities Inc.	Gas	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Power Tex Parent Inc.	Gas	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Llano Gathering Inc.	Gas	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive

(3)
directly held by LG&E Power 21 Incorporated

(4)
directly held by LG&E Power 21 Wind Incorporated

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

gp
general partnership interest

lp
limited partnership interest

(5)
directly held by LG&E Power 31 Incorporated

(6)
LG&E Power 31 Wind Incorporated

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held		Nature of Business
Llano Storage Inc.	Gas	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Ultrasystems Construction Co. Inc.	*	12/26/45	California	100%		Inactive
HD Energy Corporation	*	12/24/90	Delaware	100%		Inactive
Ultrafuels Incorporated	*	1/5/83	California	100%		Inactive
Ultrafuels 1 Incorporated	*	12/22/83	California	100%		Inactive
NuHPI, Inc.	*	11/25/91	Delaware	100%		Inactive
Ultrapower Biomass Fuels Corporation	*	12/11/85	California	100%		Inactive
Hadson Power Live Oak Incorporated	*	12/31/87	California	100%		Inactive
Hadson Financial Corporation	*	6/25/89	Delaware	100%		Inactive
LG&E Power Gregory I Inc.	(a)	3/30/78	New Mexico	100%		Indirect Owner of Power Project
Gregory Power Partners LP	Energy	6/1/98	Texas	1 49	% gp(7) % lp(8)	Owner and Developer of Power Project
LG&E Power Gregory II Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
Gregory Partners LLC	Energy	6/2/98	Texas	1 49	%(9) %(10)	Owner and Developer of Power Project
LG&E Power Gregory III Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
LG&E Power Gregory IV Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
Ultrasystems Small Power Incorporated	*	12/19/85	California	100%		Inactive
Ultrasystems Small Power I, Incorporated	*	10/22/86	California	100%		Inactive
LG&E Natural Industrial Marketing Co.	Energy	12/20/83	Colorado	100%		Natural Gas Marketing and Transmission

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

gp
general partnership interest

lp
limited partnership interest

(7)
directly held by LG&E Power Gregory IV Inc.

(8)
directly held by LG&E Power Gregory I Inc.

(9)
directly held by LG&E Power Gregory III Inc.

(10)
directly held by LG&E Power Gregory II Inc.

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business
Hadson Fuels, Inc.	*	4/22/80	Oklahoma	100%	Inactive
Triple T Services, Inc.	*	2/11/86	Oklahoma	100%	Inactive
LG&E Natural Canada Inc.	*	1/15/86	Canada	100%	Inactive
LG&E Fuels Services Inc.	Energy	7/2/98	Delaware	100%	Investment in Alternative Fuels
KUCC Grimes Corporation.	Energy	7/6/98	Delaware	100%	Former investor in OF development
KUCC Grimes GP Corporation	Energy	7/6/98	Delaware	100%	Former investor in OF development
KUCC Grimes LP Corporation	Energy	7/6/98	Delaware	100%	Former investor in OF development
KUCC Paris Corporation	(a)	6/20/94	Kentucky	100%	Indirect Owner of Investment in Power Project
Tenaska III Partners Ltd.	(a)	unknown	Texas	15%	Indirect Investment in QF
Tenaska III Texas Partners	Energy	unknown	Texas	..06%	Interest in QF
KUCC Ferndale Corporation	(a)	7/12/94	Kentucky	100%	Indirect Owner of Investment in Power Project
Tenaska Washington Partners L.P.	Energy	unknown	Washington	5%	QF
Tenaska Washington Partners II, L.P.				10%
KUCC Portland 34 Corporation	(a)	8/15/94	Kentucky	100%	Inactive
Portland 34 LTD Corporation	(a)	9/20/94	Kentucky	100%	Inactive
Portland 34 L.P.	*	unknown	Kentucky	100%	Inactive
KUCC Development Corporation	*	1/31/95	Kentucky	100%	Inactive
KU Solutions Corporation	Energy	11/21/95	Kentucky	100%	Energy Marketing and Services

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

gp
general partnership interest

lp
limited partnership interest

Narrative Description of Activities of Each
Reporting Company during Period

        LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

        LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services. These include domestic power generation facilities in Washington (the KUCC Ferndale entities), Texas (the KUCC Paris entities) and Oregon (the Portland 34 entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

        LG&E Enertech Inc. provides energy-related consulting, installation and financing services to industrial, commercial and institutional businesses.

        WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

        LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), California-Minnesota (the Power 21 entities) and Texas (the Power 31 and Power Gregory entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E International Inc. owns interests in FUCOs in Argentina and Spain. A subsidiary, LG&E Power Services LLC, provides operation and maintenance services pursuant to contracts with affiliated and unaffiliated domestic power generation facilities in North Carolina, California, Minnesota, Texas and Virginia.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security		Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital Corp.	Intercompany Loan	$(74,098,000	)*	—		Due to affiliates	N/A	—
LG&E Energy Marketing, Inc.	Intercompany Loan	$64,423,000	*	—		Due to affiliates	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

        With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
LG&E Energy Corp.	LG&E Capital Corp.	$75,000,000

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Enertech	Services Company	Miscellaneous services	2,133,426			2,133,426
Enertech	LCC	Miscellaneous services	2,252,351			2,252,351
Home Services	Services Company	Miscellaneous services	31,894			31,894
Home Services	LG&E Utility	Miscellaneous services	28,309			28,309
Home Services	LCC	Miscellaneous services	35,311			35,311
Home Services	Kentucky Utilities	Miscellaneous services	387			387
LG&E Power Inc.	LG&E Power Development Inc.	Convenience payments	415			415
LG&E Power Inc.	LG&E Power Services LLC	Miscellaneous services	491,891			491,891
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related	83,359			83,359
		Miscellaneous services	3,761,779			3,761,779
		Convenience payments	2,662			2,662
LG&E Power Inc.	LG&E Power 12 Inc.	Miscellaneous services	512,905			512,905
LG&E Power Inc.	LG&E Power 13 Inc.	Miscellaneous services	860,807			860,807
LG&E Power Inc.	LG&E Altavista Inc.	Miscellaneous services	22,279			22,279
LG&E Power Inc.	LG&E Hopewell Inc.	Miscellaneous services	163,555			163,555
LG&E Power Inc.	LEM	Miscellaneous services	6,151			6,151
LG&E Power Inc.	LG&E Natural Marketing Inc.	Convenience payments	49,527			49,527
		Miscellaneous services	2,719			2,719
LG&E Power Inc.	WKEC	Miscellaneous services	31,864			31,864
LG&E Power Inc.	Llano Gathering	Convenience payments	18,056			18,056
LG&E Power Engineers & Constructors Inc.	LG&E Power Inc.	Miscellaneous services	84,545			84,545

LG&E Power Services LLC	LG&E Power Inc.	Convenience payments	1,364	1,364
		Labor related	5,535	5,535
LG&E Power Services LLC	LG&E Power Operations Inc.	Miscellaneous services	585,416	585,416
		Convenience payments	4,627	4,627
LG&E Power Services LLC	LG&E Power Monroe LLC	Labor related	23	23
LG&E Power Services LLC	LG&E Southhampton Inc.	Miscellaneous services	57,500	57,500
LG&E Power Services LLC	LEM	Miscellaneous services	13	13
LG&E Power Operations	LG&E Power Development Inc.	Miscellaneous services	36	36
		Convenience payments	55,656	55,656
LG&E Power Operations	LG&E Power Engineers & Constructors Inc.	Miscellaneous services	4,247	4,247
LG&E Power Operations	LG&E Power Constructors Inc.	Miscellaneous services	4,355	4,355
LG&E Power Operations	LG&E Power Services LLC	Labor related	19,719	19,719
LG&E Power Operations	LG&E Power Monroe LLC	Convenience payments	691	691
LG&E Power Operations	LG&E Power 16 Incorporated	Convenience payments	2,200	2,200
LG&E Power Operations	LG&E Power Roanoke Inc.	Convenience payments	211,000	211,000
LG&E Power Operations	LG&E Power 21 Wind Inc.	Miscellaneous services	23,622	23,622
LG&E Power Operations	LG&E Power Gregory IV Inc.	Miscellaneous services	80,935	80,935
LG&E Power Operations	LG&E Power Gregory I Inc.	Miscellaneous services	4,179,037	4,179,037
LG&E Power Operations	KUCC Development	Miscellaneous services	1,000	1,000
FSF Minerals Inc.	LCC	Miscellaneous services	851	851
FSF Minerals Inc.	LEC	Miscellaneous services	2,943	2,943
KUCC Ferndale Corporation	LEC	Miscellaneous services	35,820	35,820
KU Solutions	LEC	Miscellaneous services	32,130	32,130
KU Solutions	LCC	Miscellaneous services	77,182	77,182
LCC LLC	WKEC	Miscellaneous services	7,539	7,539
FCD LLC	LCC	Miscellaneous services	185,499	185,499
FCD LLC	WKEC	Miscellaneous services	9,145	9,145
FCD LLC	LEC	Miscellaneous services	26,662	26,662
LG&E Power Gregory I	LG&E Power Inc.	Miscellaneous services	290,080	290,080
LG&E Power Gregory II	LG&E Power Operations Inc.	Miscellaneous services	717,014	717,014
LG&E Power Gregory III	LG&E Power Operations Inc.	Miscellaneous services	14,655	14,655
LG&E Power Gregory IV	LG&E Power Inc.	Miscellaneous services	5,920	5,920
Llano Gathering	LG&E Power Inc.	Miscellaneous services	108	108
Llano Gathering	LG&E Power Services LLC	Miscellaneous services	45,963	45,963
LEM	LCC	Miscellaneous services	226,968	226,968

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	184			184
LG&E Utility	Enertech	Miscellaneous services	108			108
LG&E Utility	KU Solutions	Miscellaneous services	18,670			18,670
Kentucky Utilities	KU Solutions	Labor related	51,871			51,871
		Convenience payments	52,151			52,151
Kentucky Utilities	Home Services	Miscellaneous services	427			427
Services Company	Enertech	Miscellaneous services	1,233,434	9		1,233,443
Services Company	Home Services	Miscellaneous services	472,123			472,123
Services Company	KU Solutions	Miscellaneous services	233			233
Services Company	FSF Minerals Inc.	Miscellaneous services	148			148
Services Company	LG&E Power Inc.	Miscellaneous services	0	50,612		50,612
Services Company	LEM	Miscellaneous services	3,006,616	438,102		3,444,718
WKEC	FCD LLC	Miscellaneous services	2,020			2,020
WKEC	FSF Minerals	Miscellaneous services	296			296
LEC	Enertech	Miscellaneous services	179,551			179,551
LEC	Home Services	Miscellaneous services	266,859			266,859
LEC	KUCC Paris Corporation	Miscellaneous services	104,241			104,241
LEC	KUCC Ferndale Corporation	Miscellaneous services	157,486			157,486
LEC	LCC LLC	Miscellaneous services	3,328			3,328
LEC	LEM	Miscellaneous services	70,560			70,560
LCC	Enertech	Miscellaneous services	833,393			833,393
LCC	Home Services	Miscellaneous services	20,332			20,332
LCC	FSF Minerals Inc.	Miscellaneous services	90,245			90,245
LCC	LCC LLC	Miscellaneous services	9,988			9,988
LCC	FCD LLC	Miscellaneous services	51,069			51,069
LG&E Power Constructors Inc.	LG&E Power Inc.	Miscellaneous services	51,925			51,925
LG&E Southampton Inc.	LG&E Power Inc.	Miscellaneous services	68,679			68,679
LEM	LG&E Power Engineers & Constructors Inc.	Convenience payments	12			12
LG&E Natural Marketing Inc.	LG&E Power Operations	Miscellaneous services	160			160
LG&E Power 5 Inc.	LG&E Power Operations Inc.	Miscellaneous services	893,792			893,792
LG&E Power Monroe LLC	LG&E Power Operations	Miscellaneous services	714			714
LG&E Power 11 Incorporated	LG&E Power Inc.	Miscellaneous services	5,012,590			5,012,590
LG&E Power 11 Incorporated	LG&E Power Engineers & Constructors Inc.	Miscellaneous services	517,500			517,500
LG&E Altavista Inc.	LG&E Power Operations Inc.	Miscellaneous services	8,164			8,164
LG&E Hopewell Inc.	LG&E Power Operations Inc.	Miscellaneous services	1,111			1,111
LG&E Power 16 Incorporated	LG&E Power Operations	Miscellaneous services	14,745			14,745
LG&E Power 31 Wind Inc.	LG&E Power Operations	Miscellaneous services	53,949			53,949
LG&E Power Roanoke Inc.	LG&E Power Operations	Miscellaneous services	1,392,659			1,392,659
LG&E Power 31 Inc.	LG&E Power Operations	Miscellaneous services	2,275			2,275
KUCC Paris Corporation	LG&E Power Operations	Miscellaneous services	120,000			120,000

KUCC Ferndale Corporation	LG&E Power Operations	Miscellaneous services	438,835	438,835
LG&E Power Development Inc.	LG&E Power Inc.	Miscellaneous services	8,515	8,515
LG&E Power Development Inc.	LG&E Power Operations	Miscellaneous services	6,048	6,048
			73,776	73,776
Company Names:
LEC	LG&E Energy Corp.
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Enertech	LG&E Enertech Inc.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of September 30, 2002	$101,339,344,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$15,200,901,600	Line 2
Greater of $50 million or Line 2	$15,200,901,600	Line 3

Total current aggregate investment*: (categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i) (1)	$3,576,324
Energy-related business Category—Rule 58(b)(1)(iv) (2)	$4,513,138
Energy-related business Category—Rule 58(b)(1)(v) (3)	$815,641,543
Energy-related business Category—Rule 58(b)(1)(vii) (4)	$9,536,595
Energy-related business Category—Rule 58(b)(1)(viii) (5)	$282,321,782
Energy-related business Category—Rule 58(b)(1)(ix) (6)	$6,377,445

Total current aggregate investment	$1,121,966,827	Line 4

Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the Registered holding company system (line 3 less line 4)	$14,078,934,773	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5)
Rule 58(b)(1)(viii)—the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:
Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i) (1)
Gas-related business Category—Rule 58(b)(2)(ii) (2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,108,268	$21,149,942	Changes in intercompany advances from 06/30 amounts.
Pipeline construction investments (CRC Evans and affiliates)	$128,570,486	$125,746,945	Changes in intercompany advances from 06/30 amount.
International investments (Argentine gas distribution and Spanish generation)	$42,170,251	$43,133,741	Changes in investment amounts from 06/30 amount.
Consumer credit investments (LG&E Credit Corp)	$298,303	$293,156	Changes in intercompany advances from 06/30 amount.
Investment in development of combustion turbines (LG&E Capital Corp.)	$290,364,000	$291,266,000	Change due to additional investments in combustion turbines during the third quarter 2002.
Investment in special purpose entities used for accounts receivable securitization programs (Louisville Gas & Electric and Kentucky Utilities)	$52,340,149	$64,269,014	Change in payables to associated companies from 06/30 amount.
Unregulated generation investments	$11,107,578	$28,580,299	Changes in intercompany advances from 06/30 amount.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A.    Financial Statements:

Exhibit A-1	Financial statements for Reporting Companies for the quarter ended September 30, 2002. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)
	FS-1	LG&E Enertech
	FS-2	LG&E Home Services
	FS-3	Hadson Financial (Co. 851)
	FS-4	LG&E Natural Industrial Marketing (Co. 853)
	FS-5	LG&E Natural Canada (Co. 854)
	FS-6	LG&E Natural Marketing Canada (Co. 855)
	FS-7	LG&E Power Inc. consolidated
	FS-8	LG&E Energy Marketing Inc.
	FS-9	KU Solutions
	FS-10	KUCC Paris Corporation
	FS-11	KUCC Ferndale Corporation
	FS-12	American Power, Inc. (Co. 52)
	FS-13	Llano Gathering Inc. (Co. 930)
	FS-14	Llano Storage Inc. (Co. 931)
	FS-15	LG&E Minor Facilities Inc. (Co. 932)
	FS-16	Power Tex Parent Inc. (Co. 933)
	FS-17	LG&E Crown Inc. (Co. 936)
	FS-18	LG&E Power Engineers and Constructors
	FS-19	LG&E Power Services, Inc.
	FS-20	LG&E Power Operations
	FS-21	Gregory Partners, LLC
	FS-22	Gregory Power Partners, L.P.
	FS-23	LG&E Power Gregory I, Inc.
	FS-24	LG&E Power Gregory II, Inc.
	FS-25	LG&E Power Gregory III, Inc.
	FS-26	LG&E Power Gregory IV, Inc.
	FS-27	FSF Minerals Inc.
	FS-28	LCC LLC
	FS-29	FCD LLC
	FS-30	Westmoreland-LG&E Partners—Rova II

B.    Exhibits:

Exhibit B-1	Copies of contracts required to be provided by Item 3
None.
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Date: November 25, 2002	E.ON AG
	By:	/s/ ULRICH HUEPPE
	Name:	Ulrich Hueppe
	Title:	Executive Vice President
	By:	/s/ DR. GUNTRAM WUERZBERG
	Name:	Dr. Guntram Wuerzberg
	Title:	Vice President

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date: November 25, 2002	E.ON AG
	By:	/s/ ULRICH HUEPPE
	Name:	Ulrich Hueppe
	Title:	Executive Vice President
	By:	/s/ DR. GUNTRAM WUERZBERG
	Name:	Dr. Guntram Wuerzberg
	Title:	Vice President

QuickLinks

POWERGEN PLC FORM U-9C-3 For the Quarter Ended September 30, 2002 Table of Contents
  Item 1.—ORGANIZATION CHART
Narrative Description of Activities of Each Reporting Company during Period
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
CERTIFICATE